06006140

NITED STATES
ID EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Investment Services Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1302 Concourse Drive, Suite 202
(No. and Street)

Linthicum (City) Maryland (State) 21090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Drought (410) 850-9060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walpert & Walpoff, LLP
(Name – *if individual, state last, first, middle name*)

1954 Greenspring Drive, 4th Floor (Address) Timonium (City) Maryland (State) 21093 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geraldine M. Mullan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Investment Services Limited Partnership, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Geraldine M. Mullan, Chief Executive Officer
CPSC Investment Services Corp., General Partner
of Coventry Investment Services Limited Ptnrshi

Title

My Commission Expires
6/1/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVENTRY INVESTMENT SERVICES
LIMITED PARTNERSHIP

FINANCIAL REPORT

DECEMBER 31, 2005 AND 2004

WALPERT & WOLPOFF, LLP
Certified Public Accountants

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

TABLE OF CONTENTS

DECEMBER 31, 2005 AND 2004

WALPERT & WOLPOFF, LLP
Certified Public Accountants

NEXIA INTERNATIONAL

INDEPENDENT AUDITORS' REPORT

To the Partners
Coventry Investment Services Limited Partnership

We have audited the accompanying statements of financial condition of Coventry Investment Services Limited Partnership (the Partnership) as of December 31, 2005 and 2004, and the related statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Investment Services Limited Partnership at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on pages 8 through 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WALPERT + WOLPOFF, LLP

Baltimore, Maryland
February 8, 2006

1954 Greenspring Drive - Fourth Floor - Timonium, Maryland 21093
Tel.: (410) 453.9457 - Fax: (410) 453.9450

WALPERT & WOLPOFF, LLP IS A MEMBER OF NEXIA INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS		
Cash	$ 15,541	$ 15,187
Prepaid Expenses	3,260	2,400
TOTAL ASSETS	$ 18,801	$ 17,587

LIABILITIES AND PARTNERS' CAPITAL

	2005	2004
LIABILITIES		
Accounts Payable to Related Party	$ 5,288	$ 2,871
PARTNERS' CAPITAL		
General Partner	(99,968)	(93,261)
Limited Partners	113,481	107,977
TOTAL PARTNERS' CAPITAL	13,513	14,716
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 18,801	$ 17,587

The accompanying notes are an integral part of these financial statements.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUE		
Commissions	$ 17,000	$ 7,796
EXPENSES		
Salaries	24,133	26,411
Occupancy Expenses		
Rent	208	156
Insurance, Taxes, Real Estate, and Property	39	32
Office Expenses		
Supplies	16	16
Office Equipment Maintenance	4	11
Office Equipment Rental	12	13
Regulatory Licenses and Dues	5,485	5,076
Accounting and Audit Fees	8,000	8,245
Other Expenses		
Corporate Overhead Allocation	5,846	-0-
Interest Expense	87	105
TOTAL EXPENSES	43,830	40,065
NET LOSS	$ (26,830)	$ (32,269)

The accompanying notes are an integral part of these financial statements.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31, 2005 AND 2004

	General Partner	Limited Partners	Total
BALANCE AT DECEMBER 31, 2003	$ (85,194)	$ 100,560	$ 15,366
CONTRIBUTIONS	-0-	77,136	77,136
DISTRIBUTION OF PREFERRED RETURN	-0-	(45,517)	(45,517)
NET LOSS FOR 2004	(8,067)	(24,202)	(32,269)
BALANCE AT DECEMBER 31, 2004	(93,261)	107,977	14,716
CONTRIBUTIONS	-0-	74,835	74,835
DISTRIBUTION OF PREFERRED RETURN	-0-	(49,208)	(49,208)
NET LOSS FOR 2005	(6,707)	(20,123)	(26,830)
BALANCE AT DECEMBER 31, 2005	$ (99,968)	$ 113,481	$ 13,513

The accompanying notes are an integral part of these financial statements.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (26,830)	$ (32,269)
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities		
Changes in Operating Assets and Liabilities		
Prepaid Expenses	(860)	(33)
Accounts Payable to Related Party	2,417	1,496
Total Adjustments	1,557	1,463
Net Cash Used by Operating Activities	(25,273)	(30,806)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partner Contributions Net of Distributions	25,627	31,619
NET INCREASE IN CASH	354	813
CASH AT BEGINNING OF YEAR	15,187	14,374
CASH AT END OF YEAR	$ 15,541	$ 15,187

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Coventry Investment Services Limited Partnership (the Partnership) is a broker/dealer that acts as a placement agent for the sale of direct participation program securities and for the sale of limited partnership interests and other securities on behalf of affiliated entities that provide comprehensive services in the field of continuing care for the aging. The Partnership was formed on October 1, 1988.

Revenue Recognition
Commission revenue is recognized upon the closing of placement transactions. The commissions, which range between 3.5% and 10.0% per transaction, are paid in cash or other investment instruments.

Income Taxes
No provision for federal and state income taxes is necessary in the financial statements because the Partnership is not subject to federal and state income taxes. The tax effect of its activities accrues to the partners.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Distributions to Partners

The Partnership is required to distribute an annual preferred return equal to 12% of the capital advanced by the limited partners for the funding of expenses and all capital necessary to maintain the Securities and Exchange Commission (SEC) net capital requirements. In 2005 and 2004, the preferred return earned and distributed was $49,208 and $45,517, respectively.

Note 3 - Related Party Transactions

A substantial portion of the Partnership's expenses are incurred by Coventry Resources Services Corp. (CRSC), the parent of the Partnership's general partner. These expenses, which include salaries, rent, office expenses, and overhead, are allocated to the Partnership based on an estimate of resources used. If the Partnership operated independently of its parent, the expenses incurred could differ significantly from those reported in the accompanying statements of operations.

As of December 31, 2005 and 2004, the Partnership owed CRSC $5,288 and $2,871, respectively, for expenses paid by CRSC on the Partnership's behalf.

Commission income of $15,750 and $7,796 for the years ended December 31, 2005 and 2004, respectively, was earned as a result of transactions with officers, a board member, and an affiliated entity of the Partnership.

Note 3 - (Cont.) During 2005, the Company received a 5% commission in the form of stock warrants of an affiliated entity's common stock. Management determined that the value of these warrants was $-0- at December 31, 2005, and therefore no income or investment was recorded in the 2005 financial statements.

Note 4 - Net Capital Requirements

The Partnership is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Partnership is required to maintain net capital equal to $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2005, the Partnership had net capital and net capital requirements of approximately $11,000 and $5,000, respectively. At December 31, 2004, the Partnership's net capital and net capital requirements were approximately $12,000 and $5,000, respectively. The net capital rule may effectively restrict the payment of capital distributions.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Coventry Investment Services Limited Partnership as of 12/31/2005

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 13,513	3480
2. Deduct ownership equity not allowable for Net Capital				3490
3. Total ownership equity qualified for Net Capital			13,513	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 13,513	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B+C)	$ 3,260	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(3,260)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 10,253	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(0)	3740
10. Net Capital			$ 10,253	3750

OMIT PENNIES

There are no material differences between the above computation and the Partnership's corresponding unaudited FOCUS - Part IIA filing.

See Independent Auditors' Report.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
Coventry Investment Services Limited Partnership	as of	12/31/2005

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	5,253	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	10,253	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$	0	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$	0	3830
19. Total aggregate indebtedness			$	0	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	0	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$	0	3760
25. Excess net capital (line 10 less 24)	$	0	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker or dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditors' Report.

COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
Coventry Investment Services Limited Partnership	as of	12/31/2005

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) - $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) - "Special Account for the Exclusive Benefit of Customers" maintained	X	4560
C. (k)(2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis		
Name of clearing firm ______ 4335		4570
D. (k)(3) - Exempted by order of the Commission (include copy of letter)		4580

See Independent Auditors' Report.

WALPERT & WOLPOFF, LLP
Certified Public Accountants

NEXIA INTERNATIONAL

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Partners
Coventry Investment Services Limited Partnership

In planning and performing our audit of the financial statements and supplementary schedules of Coventry Investment Services Limited Partnership (the Partnership) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

1954 Greenspring Drive - Fourth Floor - Timonium, Maryland 21093
Tel.: (410) 453.9457 - Fax: (410) 453.9450

WALPERT & WOLPOFF, LLP IS A MEMBER OF NEXIA INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or, that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of 1 or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

It is not practicable for a Partnership of this size to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and, as a result, greater reliance is placed on the close supervision of the accounting records by management on a daily basis.

This report is intended solely for the use of the partners, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

WALPERT + WOLPOFF, LLP

Baltimore, Maryland
February 8, 2006